SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on February 13, 2009, entitled "Notifiable trading".

Notifiable trading

On behalf of StatoilHydro (OSE:STL, NYSE:STO), DnB NOR has on 13 February 2009 purchased 494,500 shares for use in the group`s Share saving plan.

The shares have been acquired at a price of NOK 123.08 per share. Before distribution to the employees, the Share saving plan has 4,116,408 shares. This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: February 13, 2009	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer